FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES	OMB APPROVAL
OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . 0.5
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Keim Richard (Last) (First) (Middle) 200 Park Avenue, Suite 3900 (Street) New York NY 10166 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) May 21, 2002	4. Issuer Name and Ticker Symbol Derma Sciences, Inc. DSCI
	3. IRS Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner Officer (give title below) Other (specify below) ____________________________	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing(Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
common stock	631,875	I	Owned by Kensington Partners L.P. (Note 1)
common stock	130,625	I	Owned by Bald Eagle Fund Ltd. (Note 1)
common stock	28,000	I	Owned by Peter Orthwein Managed Account (Note 2)
common stock	100,000	I	Owned by Peter Orthwein Family Trust (Note 2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivitive Security (Instr. 4)		4. Conversion or Exercise Price of Derivitive Security	5. Ownership Form of Derivitive Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
stock option (right to buy)	(Note 3)	05/21/2012	common stock	90,000	$0.51	D
Class E Warrant (right to buy)	08/25/2000	07/18/2005	common stock	361,988	$0.85	I	Owned by Kensington Partners L.P. (Note 1)
Class E Warrant (right to buy)	08/25/2000	07/18/2005	common stock	78,012	$0.85	I	Owned by Bald Eagle Fund Ltd. (Note 1)

Explanation of Responses:

(1) Richard Keim is the general partner of Kensington Partners L.P. (see attachment) and Bald Eagle Fund Ltd.

(2) Richard Keim is the discretionary manager of the Peter Orthwein Managed Account and the Peter Orthwein Family Trust.

(3) The option vested as to 60,000 shares on May 21, 2002, and will vest as to an additional 10,000 shares on May 21 of 2003, 2004, and 2005.

	/s/Richard Keim **Signature of Reporting Person	March 31, 2003 Date

KENSINGTON PARTNERS L.P.
	/s/Richard Keim By: Richard Keim, General Parnter **Signature of Reporting Person	March 31, 2003 Date
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form desplays a currently valid OMB Number.

FORM 3 ATTACHMENT: JOINT FILER INFORMATION

Designated Filer:  Richard Keim

Date of Event Requiring Statement:  May 21, 2002

Issuer Name and Ticker Symbol:  Derma Sciences, Inc.    DSCI

Joint Filer Name:  Kensington Partners L.P.

Joint Filer Address:  200 Park Avenue, Suite 3900, New York, NY 10166

Relationship of Reporting Person to Issuer:  10% owner